UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒  ANNUAL REPORT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended: December 31, 2017

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission File Number: 1-12709

TOMPKINS FINANCIAL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

(Full title of plan)

TOMPKINS FINANCIAL CORPORATION

(Name of issuer of the securities held pursuant to the plan)

P.O. Box 460, The Commons

Ithaca, New York 14851

(607) 273-3210

(Address of principal executive offices)

TOMPKINS FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN

ITHACA, NEW YORK

AUDITED FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULES

AND

INDEPENDENT AUDITOR’S REPORT

DECEMBER 31, 2017 AND 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants

Tompkins Financial Corporation

Employee Stock Ownership Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Tompkins Financial Corporation Employee Stock Ownership Plan as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets Held for Investment Purposes at End of Year – December 31, 2017 and Schedule of Reportable Transactions – Year Ended December 31, 2017 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2006.

Elmira, New York

June 28, 2018

TOMPKINS FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2017	2016
ASSETS
Investments, at fair value:
Tompkins Financial Corporation common stock	$49,586,593	$56,814,600

Employer Contribution Receivable	3,080,922	2,295,435
NET ASSETS AVAILABLE
FOR BENEFITS	$52,667,515	$59,110,035

The accompanying notes are an integral part of the financial statements.

TOMPKINS FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31,
	2017	2016
ADDITIONS
Additions to net assets attributed to:
Investment income:
Interest and dividends	$1,109,028	$1,060,917
Net (depreciation) appreciation in fair value of investments	(7,965,140)	23,059,913
	(6,856,112)	24,120,830

Employer Contributions	3,080,922	2,294,319
TOTAL NET ADDITIONS	(3,775,190)	26,415,149

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	2,380,357	2,302,618
TOTAL DEDUCTIONS	2,380,357	2,302,618

NET (DECREASE) INCREASE	(6,155,547)	24,112,531

Net assets available for benefits
at beginning of year	59,110,035	35,073,056

Transfer to Tompkins Financial Corporation Investment
and Stock Ownership Plan	(286,973)	(75,552)
NET ASSETS AVAILABLE FOR BENEFITS
AT END OF YEAR	$52,667,515	$59,110,035

The accompanying notes are an integral part of the financial statements.

TOMPKINS FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

NOTE A:  DESCRIPTION OF PLAN

The following description of the Tompkins Financial Corporation Employee Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is an employee stock ownership plan covering eligible employees who have met certain age and service requirements. The Plan is administered by the Executive, Compensation/Personnel Committee appointed by Tompkins Financial Corporation’s Board of Directors, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). All investments of the Plan are non-participant directed.

Eligibility

An employee shall become eligible for participation in the Plan on the first day of the month coinciding with completing one year of credited service and attaining the age of twenty-one. Leased employees, employees covered under a collective bargaining agreement and “On-Call” employees are not eligible to participate.

Vesting

Participants will become vested in all contributions and earnings upon completion of 3 years of service.

Contributions

Tompkins Financial Corporation shall contribute to the Plan a discretionary amount, which shall not exceed 5% of participant compensation. The Executive, Compensation/Personnel Committee approved a 5% and 4% discretionary contribution to the Plan for the years ended December 31, 2017 and 2016, respectively. These contributions are used by the Employee Stock Ownership Plan to acquire company common stock. These common stock shares are allocated annually to participant accounts. The Plan sponsor has the right to discontinue such discretionary contributions at any time.

Diversification and transfers

Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in the Plan sponsor stock into investments which are more diversified. Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their account. Diversification is offered to each eligible participant over multiple years. In each of the first five years, a participant may diversify up to 25 percent of the number of post-1986 shares allocated to his or her account, less any shares previously diversified. After the fifth year, the percentage changes to 50 percent. The funds elected to be diversified are transferred to the Tompkins Financial Corporation Investment and Stock Ownership Plan (“ISOP”) and invested in funds as chosen by the participant. During the years ended December 31, 2017 and 2016, the Plan transferred $286,973 and $75,552 into the ISOP, respectively.

TOMPKINS FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2017 AND 2016

NOTE A:  DESCRIPTION OF PLAN, Cont’d

Participants’ accounts

Each participant’s account is credited with an allocation of the Tompkins Financial Corporation’s discretionary and non-elective contributions and an allocation of plan earnings. Allocations of company contributions are based upon the participant’s compensation and the allocations of plan earnings are based upon participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Forfeitures of non-vested account balances may be allocated to participants’ accounts as company contributions.

Payment of benefits

The Plan provides for normal retirement benefits upon reaching the age of 65 and has provisions for disability, death, in-service and termination benefits for those participants who are eligible to receive such benefits. A participant may receive the value of the vested interest in his or her account as a lump-sum distribution or in installments.

Forfeitures

Plan forfeitures were allocated to each participant's account based upon the relation of the participant's eligible compensation to total compensation for the preceding Plan year during the years ended December 31, 2017 and 2016. Effective November 29, 2017, forfeited amounts may be allocated against discretionary non-elective contributions, plan expenses, or among the accounts of participants. Forfeited non-vested accounts to be utilized in future years as of December 31, 2017 and 2016, were $30,313 and $36,606 respectively.

NOTE B:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment valuation and income recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Administrative expenses

The Plan’s expenses are paid either by the Plan or the Plan sponsor, as provided by the plan document. Expenses that are paid directly by the Plan sponsor are excluded from these financial statements.

TOMPKINS FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2017 AND 2016

NOTE B:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Cont’d

Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Payment of benefits

Benefits are recorded when paid.

Subsequent events

The Plan has evaluated subsequent events and determined no subsequent events have occurred requiring adjustments to the financial statements or disclosures.

NOTE C:  FAIR VALUE MEASUREMENTS

Accounting principles generally accepted in the United States of America provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2	Inputs to the valuation methodology include:
	-	Quoted prices for similar assets or liabilities in active markets;
	-	Quoted prices for identical or similar assets or liabilities in inactive markets;
	-	Inputs other than quoted prices that are observable for the asset and liability;
	-	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

TOMPKINS FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2017 AND 2016

NOTE C:  FAIR VALUE MEASUREMENTS, Cont’d

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

Tompkins Financial Corporation Common Stock: Valued at the closing price reported on the New York Stock Exchange.

The preceding methods as described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2017 and 2016:

	Level 1	Level 2	Level 3	Total
December 31, 2017
Tompkins Financial Corporation
common stock	$49,586,593	$—	$—	$49,586,593
	$49,586,593	$—	$—	$49,586,593

December 31, 2016
Tompkins Financial Corporation
common stock	$56,814,600	$—	$—	$56,814,600
	$56,814,600	$—	$—	$56,814,600

NOTE D:  TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 13, 2013, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 or 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

TOMPKINS FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2017 AND 2016

NOTE E:  PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants have a fully vested interest in their accounts and their accounts will be paid to them as provided by the plan document.

NOTE F:  TRANSACTIONS WITH PARTIES-IN-INTEREST

Tompkins Financial Corporation is the Plan sponsor. The Plan invests primarily in Tompkins Financial Corporation common stock.

NOTE G:  RISKS AND UNCERTAINTIES

The Plan invests primarily in Tompkins Financial Corporation common stock. These investment securities are exposed to market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the accompanying statements of net assets available for benefits.

TOMPKINS FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN

SUPPLEMENTAL SCHEDULES

TOMPKINS FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN

EIN: 15-0470650

PLAN #:  003

FORM 5500 - SCHEDULE H - PART IV

ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AT END OF YEAR - DECEMBER 31, 2017

(a)	(b)	(c)	(d)	(e)
Description of investment,
Party		including maturity date, rate of
in	Identity of issue, borrower,	interest, collateral, par or		Current
interest	lessor or similar party	maturity value	Cost	value
*	Tompkins Financial	609,546 Shares of
	Corporation	Common Stock	$24,100,990	$49,586,593

		TOTAL INVESTMENTS	$24,100,990	$49,586,593

TOMPKINS FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN

EIN: 15-0470650

PLAN #:  003

FORM 5500 - SCHEDULE H - PART IV

ITEM 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 2017

Reportable transactions are transactions or a series of transactions in excess of 5% of the value of the Plan assets as of January 1, 2017 as defined in Section 2520.103-6 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA:

(a)	(b)	(c)	(d)	(g)	(h)	(i)
Current
value of
	Description of asset (including				asset on
	interest rate and maturity	Purchase	Selling	Cost of	transaction	Net gain
Identity of party involved	in case of a loan)	price	price	asset	date	or (loss)
Series of transactions
Tompkins Financial Corporation	Series of 12 Purchases	$3,306,395	$—	$3,306,395	$3,306,395	$—

Note: Columns (e) and (f) are not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TOMPKINS FINANCIAL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

Administrator: TOMPKINS TRUST COMPANY

Date: June 28, 2018	By:	/s/ Francis M. Fetsko
Francis M. Fetsko
Executive Vice President
Chief Financial Officer

Exhibit Number	Description	Page
23.1	Consent of Mengel, Metzger, Barr & Co. LLP